BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7932 6851
Fax: 020 7932 6700

Company Secretary's Department

BAA

20 January 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

BAA plc: Notification of change in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.2
BAA Dividend Reinvestment Plan

I hereby give notice that we were advised today that the following directors and senior executives acquired ordinary shares in the Company on 18 January 2006 at £6.3240 per share following the reinvestment under the BAA Dividend Reinvestment Plan of the interim dividend paid on that date.

Name	No. of shares
Mark Clare	25
Richard Rundle	67

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 20 January 2006 – DRIP Annoucement

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

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Signed

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Name

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Date